1038621

P.E. 1/31/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 05 2002 143 WASH. D.C.

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

02013466

For the month of JANUARY, 2002

MADISON ENTERPRISES CORP. (File #0-29250)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1. News Release dated January 24, 2002

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PROCESSED
FEB 13 2002
THOMSON FINANCIAL

MADISON ENTERPRISES CORP.
(Registrant)

Date: February 4, 2002

By: ______________________
James G. Stewart

Its: Corporate Secretary
(Title)

MADISON
ENTERPRISES CORP.

SUITE 2000, 1055 WEST HASTINGS STREET
VANCOUVER, B.C., CANADA, V6E 2E9
TEL. (604) 331-8772 - FAX (604) 331-8773

January 24, 2002

Trading Symbols: CDNX-MNP
OTC\BB-MDSEF

News Release

Madison Enterprises Corp. ("**Madison**") reports that it has, subject to regulatory approval, agreed to issue a total of 446,861 shares at a deemed price of $0.10 per share to certain employees and consultants as a result of the reduction of their salaries and hourly rates by 25%. In an effort to reduce costs during the continuing market slump in the junior resource sector, key employees and geological consultants have agreed to reduce the cash portion of their remuneration by 25% and to accept shares of Madison to cover this reduction.

On behalf of the Board of Directors of
MADISON ENTERPRISES CORP.

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN